March 25, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	LHC Group, Inc.
Registration Statement on Form S-1
Filed November 24, 2004, as amended
File Number 333-120792

Dear Mr. Riedler:

     At the request and on behalf of our client, LHC Group, Inc. (the “Company”), we are filing this letter in response to comment No. 10 included in the Staff’s letter dated February 25, 2005 relating to the above referenced Registration Statement (the “Registration Statement”). Since the filing of our initial response to comment No. 10 on March 4, 2005, we have engaged in conversations with the Staff regarding our analysis of the issues presented in comment No. 10. Based on those conversations, and at the request of the Staff, we are filing this letter to further explain our analysis and to provide the Staff with the additional information it has requested. This letter provides the Staff with factual detail regarding the underlying transactions that are the subject of comment No. 10 and with our specific analysis regarding the proper accounting for such transactions based upon the applicable accounting literature.

     In order to further support our analysis, we have attached to this letter as Appendix A, a “white paper” that generally discusses the application of EITF No. 00-6, ASR 268, SFAS No. 150 and SFAS No. 133 in the context of put options and forward contracts. We have also attached as Appendix B some additional proposed disclosure for the Registration Statement that will further assist investors in understanding and evaluating the put options and forward contracts that are at issue in comment No. 10. In addition, we intend to include parenthetical disclosure on our balance sheet referring investors to this additional disclosure.

Mr. Jeffrey Reidler
March 25, 2005

     Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.

COMMENT

10)	Please refer to your responses to comments 22 and 23. It appears that your analysis does not follow the appropriate path through the literature given that this appears to be a financial instrument. Please discuss the applicability of SFAS 150, EITF 00-6, and ASR268 and other related literature to this agreement. It appears that the filing of the registration statement makes it appear that it is probable that this minority interest will become redeemable.

RESPONSE

Facts

     In 2004 we entered into three joint venture relationships pursuant to which our minority interest partners were provided a right to put their minority interest holdings to us upon certain events, including, but not limited to, our initial public offering. The first of these relationships was entered into in January 2004 with Beta Home Care, Inc. (“Beta”) and related to the ownership and operation of a home nursing agency. The equity joint venture agreement for this relationship granted Beta a right in the event LHC is sold, merged or otherwise acquired, or if LHC undertakes an initial public offering, to: (i) exchange its minority interest holdings in the equity joint venture for shares of LHC’s common stock, or (ii) to sell its minority interest holdings in the equity joint venture to LHC for cash at a pre-determined multiple of the equity joint venture’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) established in the equity joint venture agreement. If Beta elects to convert its minority interest holdings into shares of LHC’s common stock, the number of shares of LHC’s common stock to be issued upon conversion will be determined in accordance with the following formula:

Beta’s percentage interest in the equity joint venture (37.5%) * the total outstanding shares of common stock of LHC * a fraction, the numerator of which is the EBITDA of the equity joint venture for the preceding 12 months and the denominator of which is LHC’s EBITDA for the preceding 12 months.

     If Beta elects to sell its minority interest holdings to LHC for cash, the cash purchase price to be paid is determined as follows:

Beta’s percentage interest in the equity joint venture (37.5%) * 5 * the EBITDA of the joint venture for the preceding 12 months

Mr. Jeffrey Reidler
March 25, 2005

     The second joint venture relationship of this kind was entered into in April 2004 for the ownership and operation of an outpatient rehabilitation clinic with four individual minority interest holders (the “HTAT Holders”) who collectively own 49% of the equity joint venture interests. Pursuant to the terms of the equity joint venture agreement for this relationship, the HTAT Holders have the right in the event LHC is sold, merged or otherwise acquired, or if LHC undertakes an initial public offering, to: (i) exchange their minority interest holdings in the equity joint venture for shares of LHC’s common stock, or (ii) to sell their minority interest holdings in the equity joint venture to LHC for cash at a pre-determined multiple of the equity joint venture’s EBITDA established in the equity joint venture agreement. The conversion formula and the cash redemption formula in this equity joint venture are identical to the formulas described above in the equity joint venture with Beta.

     The third relationship of this type was entered into in April 2004 for the ownership and operation of a long-term acute care hospital with individual minority interest holders (the “St. Landry’s Holders”) who collectively own 5% of the equity joint venture interests. The St. Landry’s Holders have the right upon an initial public offering by LHC or the acquisition of LHC by a public company to convert their minority interest holdings in the equity joint venture into shares of LHC’s common stock. The conversion formula is identical to the formula described above for the joint venture with Beta, except that the time period during which EBITDA for both LHC and the equity joint venture are to be measured is the fiscal year ended prior to the exercise of the conversion right. Since the St. Landry’s Holders are physicians, their ownership of shares of LHC’s common stock is contingent upon compliance with the federal Stark law. Therefore, the conversion feature may only be exercised by the St. Landry’s Holders in the event that we have $75 million of stockholders’ equity following our initial public offering. Based on the anticipated initial public offering price, we are reasonably certain that following our initial public offering we will not have $75 million in stockholders’ equity. Thus, the St. Landry’s Holders will not have the right to exercise their conversion rights in connection with our initial public offering.

     In addition to the conversion option, the St. Landry’s Holders have also been granted a right to require us to redeem their minority interest holdings in the equity joint venture in cash at anytime after 30 days following our initial public offering. The purchase price is equal to the product of the number of shares of our common stock the redeeming member would have received upon exercise of the conversion option and the average trading price of our common stock during the 30 days preceding the exercise of the redemption right.

     Prior to filing the initial Registration Statement in November 2004, we entered into exchange agreements with both Beta and the HTAT Holders in order to fix the number of shares each would receive upon conversion of their minority interest holdings into shares of our common stock in connection with our initial public offering. The exchange agreements, which are attached as exhibits to, and are further described in, the

Mr. Jeffrey Reidler
March 25, 2005

Registration Statement, provide that upon the completion of our initial public offering Beta and the HTAT Holders will receive 450,000 and 68,036 shares, respectively, of our common stock. In addition to issuing shares to Beta, we also agreed to pay Beta, as additional consideration for its minority interest holdings, cash in an amount equal to the product of 153,772 shares and our initial per share initial public offering price.

Analysis

I. Put Options

     SFAS No. 150 defines a freestanding financial instrument as “a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” While the put options are not legally a part of the minority interest, they were granted concurrently with the acquisition/sale of our interests and therefore we believe the put options should be viewed as being embedded in the minority interest. Accordingly, we believe that the put options granted to Beta, the HTAT Holders and the St. Landry’s Holders are not freestanding financial instruments (i.e., they cannot be transacted for separately) and therefore fall outside the scope of SFAS No. 150. SFAS No. 150 notes that to the extent any of the instruments described in SFAS No. 150 are deemed not to be freestanding, other guidance would continue to apply, such as SFAS No. 133 and EITF No. 00-6. EITF No. 00-6 notes it would still be applicable when evaluating embedded derivatives for purposes of SFAS No. 133.

     Under SFAS No. 133, contracts that do not in their entirety meet the definition of a derivative may contain embedded derivative instruments. An instrument constitutes an embedded derivative if it meets certain criteria, including, without limitation, that the instrument is able to be net settled. The put options do not meet the net settlement criteria in SFAS No. 133, as the option requires physical settlement, there is no market that facilitates net settlement and the minority interests delivered by the option holder are not readily convertible to cash. Therefore, the put options would not technically constitute embedded derivatives for purposes of SFAS No. 133. Because these put options do not constitute embedded derivatives under SFAS No. 133, arguably EITF No. 00-6 would not technically apply for purposes of determining the appropriate accounting for these put options. However, we note the Staff’s longstanding position that put options should be reported at fair value and subsequently marked to fair value through earnings. On the basis of this longstanding position, we believe the put options should be bifurcated and separately recognized at fair value and any changes in the fair value of the put option should be recognized in earnings.

     Since the purchase price to be paid upon the exercise of these put options is based on a formula that we believe approximates the fair value of the minority interest holdings being acquired (i.e., the fair value of the put is de minimis), there is no accounting

Mr. Jeffrey Reidler
March 25, 2005

recognition required related to these options. Accordingly, we have disclosed the terms of these put options in the footnotes to our financial statements, but have not otherwise accounted for them. In order to support our assertion that these put/conversion options are at fair value, we have obtained a valuation by an independent, third party valuation firm. The valuation firm has confirmed to us verbally that these put options approximate fair value and we expect to receive the final valuation report by March 25th. Further, our independent registered public accounting firm, Ernst & Young LLP will be auditing our fair value assertion in connection with the completion of their audit of our 2004 financial statements.

     As part of our analysis we have considered ASR 268 and EITF Topic D-98 with respect to these put options and the interests in which they are embedded. ASR 268 requires a public entity’s stock subject to redemption requirements that are outside the control of the issuer to be excluded from caption “stockholders’ equity” and presented separately in the issuer’s balance sheet. Although ASR 268 discusses only “Redeemable Preferred Stocks,” it is our understanding that the Staff believes this rule provides analogous guidance to all redeemable equity instruments, including redeemable classes of common stock and other redeemable equity instruments. Accordingly we reviewed the classification of the minority interest liability. No reclassification was necessary as minority interest is appropriately classified outside of permanent equity.

     Further, if one assumes that the put options should not be bifurcated, but rather should be combined with the minority interest, EITF Topic D-98 and SAB 64 provide that the initial carrying amount of the redeemable equity interests should be its fair value at the date of issue. Subsequent accounting is dependent on the instrument’s redemption provisions. In our case, the minority interest is redeemable only if specified events occur. If redemption is uncertain, adjustment of the initial carrying amount is not necessary until redemption is probable and disclosure of why the redemption is uncertain should be provided.

     Given that the redemption of the put options is contingent on our initial public offering or the acquisition of LHC, even if reflected as part of the minority interest (which we do not believe is appropriate), minority interest should not be adjusted until the specified event is probable. We initially filed the Registration Statement on November 24, 2004, which creates the first point at which the probability of the event occurring should be evaluated. However, the put options with Beta and the HTAT Holders were removed, and the exchange agreements were entered into, prior to the filing of the initial Registration Statement. Accordingly, the put options under the two exchange agreements would never have triggered any requirement to adjust the initial carrying value of the minority interest.

     The put option under the third equity joint venture agreement remains and we believe the likelihood of our initial public offering occurring has not reached a “probable” threshold, even on the filing of the initial Registration Statement. However, if

Mr. Jeffrey Reidler
March 25, 2005

the put option were reflected as part of the minority interest (which again we do not believe is appropriate), probability must be reassessed at December 31, 2004. It is our position that the “probable” threshold still would not have been crossed at December 31, 2004. It would be assessed again when we reached the point where the Staff had cleared its comments sufficiently to reduce the risk of significant changes to the Registration Statement and we began our investor road show.

     The completion of an initial public offering is contingent upon a number of factors outside the control of the issuer. First, the issuer must determine whether there is sufficient interest in the issuer’s business in order create a public market for its securities. Until such time as the issuer speaks with prospective investors on the road show, this determination can not be made. In addition to market interest, initial public offerings are also contingent upon fluctuations in the public markets. In the period between the filing of a registration statement and the effective date of a registration statement, there is a significant possibility that market conditions change to a level that makes the offering unattractive to the issuer and/or the underwriters. For example, our offering is subject to the continued strength of the market for home health companies. If the existing public companies in this sector do not perform either at or in excess of expectations prior to the completion of our initial public offering, the market for home health companies could be adversely impacted and our initial public offering could be withdrawn. Further, in the healthcare industry, which is subject to extensive regulation, there is a risk that a change in Medicare reimbursement could have a material adverse impact on the viability of an initial public offering. For example, if Medicare were to announce a material change in reimbursement rates for home nursing services, our initial public offering could still be terminated.

     In order to support our conclusion that an initial public offering is not probable upon the filing of an initial registration statement, we performed independent research regarding initial public offering statistics during 2004. Based on our research, we believe there were approximately 301 registration statements filed in 2004 for initial public offerings. Of these 301 filings, 59 filings, or approximately 20%, were withdrawn and 42 filings, or approximately 14%, are still in registration. Another study prepared by Williamette Management Associates that was published in a 2004 Insights article, indicates that from 1999-2002, 23% of all the initial public offerings filed during that period failed. We believe our research and the report by Williamette Management Associates supports our position that an initial public offering is not probable upon filing the initial registration statement.

     Finally, if we were to combine the put options and the minority interest and mark the minority interest to its redemption value, as required under EITF Topic D-98 and ASR 268, we are unsure as to how we would record: (i) the minority interest in the equity joint venture’s income (loss) and (ii) the step acquisition when we acquired the minority interest. Because we are unable to answer these questions under the EITF Topic D-98

Mr. Jeffrey Reidler
March 25, 2005

and ASR 268 models, we believe that our model, as further described in the white paper attached hereto as Appendix A, is more appropriate.

II. Exchange Agreements

     SFAS No. 150 defines a freestanding financial instrument as “a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” We believe that the exchange agreements are not freestanding financial instruments (i.e., they cannot be transacted for or exercised separately) and therefore fall outside the scope of SFAS No. 150. SFAS No. 150 also notes that to the extent any of the instruments described in SFAS No. 150 are deemed not to be freestanding, other guidance would continue to apply, such as SFAS No. 133 and EITF No. 00-6. EITF No. 00-6 notes it would still be applicable when evaluating embedded derivatives for purposes of SFAS No. 133.

     Under SFAS No. 133, contracts that do not in their entirety meet the definition of a derivative may contain embedded derivative instruments. An instrument constitutes an embedded derivative if it meets certain criteria, including, without limitation, that the instrument is able to be net settled. The exchange agreements do not meet the net settlement criteria set forth in SFAS No. 133, as they require physical settlement, there is no market to facilitate net settlement and the minority interests delivered under the exchange agreements are not readily convertible to cash. As a result, the exchange agreements are not technically embedded derivatives.

     While not technically a derivative or an embedded derivative, we believe that the appropriate accounting for the exchange agreements would be analogous to EITF No., 00-6, paragraph 8a. EITF No. 00-6, paragraph 8a states that: “If a parent enters into a forward contract to purchase outstanding common shares (that is, minority interest) of its subsidiary at a future date, the Task Force reached a consensus that the parent should not record the acquisition of shares until the forward contract is settled and the shares are received. The Task Force also reached a consensus that during the period of the contract, the parent should continue to allocate subsidiary income or loss to the minority interest to be acquired.” EITF No. 00-6 has a status update with respect to paragraph 8a which discusses the accounting for forward contracts that fall within the scope of SFAS No. 150. As noted above, we believe that these exchange agreements do not fall within the scope of SFAS No. 150. Accordingly, the status update would not apply to our exchange agreements.

     Based on the foregoing analysis, we believe that our exchange agreements represent forward contracts to purchase minority interests that are contingent on our planned initial public offering and should be accounted for in a manner similar to that under EITF No. 00-6, paragraph 8a. Accordingly, the exchange agreements and their terms should be disclosed in the notes to the financial statements, but should not be

Mr. Jeffrey Reidler
March 25, 2005

recorded until the forward contracts are settled in connection with the initial public offering and the minority interests are purchased. The purchase of the minority interests would then follow purchase accounting in accordance with SFAS No. 141 (i.e., the exchange agreements are akin to business combination agreements).

     If we were to combine the forward contracts with the minority interest and mark the minority interest to its redemption value, as required under EITF Topic D-98 and ASR 268, we are unsure as to how we would record: (i) the minority interest in the equity joint venture’s income (loss) and (ii) the step acquisition when we acquired the minority interest. We are also unsure as to how we would reverse these transactions if we were unsuccessful in our initial public offering. Because we are unable to answer these questions under the EITF Topic D-98 and ASR 268 models, we believe that our model, as further described in the white paper attached hereto as Appendix A, is more appropriate.

     While we understand that the accounting treatment for put options and forward contracts such as those that are the subject of comment No. 10 has not been finally decided by the Staff, we believe it is important for the Staff to understand this is the only outstanding issue preventing us from beginning our investor road show and finalizing the completion of our initial public offering. Further, the Staff should know that the three put options at issue are the only put options that we have entered into with our joint venture partners. These put options are not a significant part of our business and we do not anticipate entering into any similar put options in the future. Accordingly, we respectfully request that the Staff expedite its review of this response letter and permit us to engage as soon as possible in conversations with those members of the Staff who are responsible for resolving the issues raised by comment No. 10.

     If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872.

Sincerely,
/s/ Peter C. November
Peter C. November

cc:	Zafar Hasan Tabatha Akins James Atkinson Keith G. Myers

APPENDIX A

WHITE PAPER

Accounting for Contingent Written Put Options
and Forward Contracts on Minority Interests

This paper discusses the applicability of FASB Statements 150 and 133, EITF Issue 00-6, ASR 268, and other related literature to certain agreements entered into with minority interest holders. It describes the theory for the accounting treatment that LHC Group has followed in its financial statements.

Background

A company may provide minority investors the right to sell their minority interest to the company at fair value if certain events occur (a fair value contingent put option). In other situations, a company may enter into an agreement that both obligates and entitles the company to purchase minority interest holders’ investments at fair value if certain events occur (a fair value contingent forward contract). The contingent events in both situations are events that are within the company’s control, including an initial public offering by the company, or the purchase of the company by another entity. These agreements may be entered into to provide the minority interest holders a source of liquidity upon the occurrence of certain significant corporate events.

Summary of Proposed Accounting

The contingent put option contract written to its minority shareholder should be accounted for as a liability at fair value. The contingent forward contract should be considered embedded with the related shares which should be accounted for as minority interests. The provisions of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stock,” are not considered to be applicable to these contractual rights.

Full and transparent disclosure of the terms of the agreements, especially settlement alternatives and obligations, and potential impacts on liquidity should be included in the financial statements. While the minority interest would already be presented outside of equity in the mezzanine section under current GAAP, users should be made aware of the potential redemption of the minority interests and the amounts at which it could occur. Appropriate footnote disclosures should be included to indicate the terms and provisions of the put and forward features, as well as potential liquidity needs and the information required under FASB Statement No. 129, Disclosure of Information about Capital Structure. In addition, a company should consider the disclosures required by Regulation S-X as well as the general guidance for MD&A discussion under Item 303 of Regulation S-K and related interpretive guidance (e.g., a discussion of obligations that could materially impact the registrant’s liquidity and capital resources).

This accounting treatment both respects the current literature and allows for the appropriate application of purchase accounting if the option or forward contract is settled.

Consideration of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Statement 150 addresses certain classes of freestanding financial instruments. Thus, it must be determined whether the instrument is either freestanding or part of another instrument that is subject to Statement 150, or part of the outstanding shares (in which case it would not be subject to Statement 150).

The Glossary in Statement 150 defines a freestanding financial instrument as, “A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” In this regard, whether an instrument is documented in a contract separate and apart from any other contract is not necessarily determinative. Rather, the substance of a transaction must be considered in making this determination under Statement 150.

If the transactions are between the same parties and involve the same underlying (in this context, the subsidiary’s shares), it is necessary to assess whether the instruments (the fair value contingent put or forward and the underlying share) are legally detachable and separately exercisable. If the exercise of one instrument must result in the termination of the other (either through redemption, simultaneous exercise, or expiration), then it is reasonable to conclude the instruments would not be considered freestanding under Statement 150. Thus one would not normally expect a put or forward on a non-publicly traded minority interest to be considered “freestanding” for purposes of Statement 150 as they likely cannot be effectively transacted for separately. For example, consider contracts with the minority shareholders of a privately held subsidiary that allow the shareholders to put their shares to the company and must be settled on a gross physical basis. There are no other shares outstanding that can be used in settling the put option and the contract likely could not be sold without delivery of the related shares.

Paragraph 11 of Statement 150 indicates that obligations to repurchase the issuer’s equity shares by transferring assets, for example physically-settled written put options and forward purchase contracts on the issuer’s shares, should be classified as liabilities. As paragraph 5 defines “issuer’s equity shares” to include equity shares of any entity whose financial statements are included in the consolidated financial statements, Statement 150 may be relevant to the analysis of the fair value contingent put or forward on shares of a consolidated subsidiary. However, since the agreements under consideration are not considered freestanding instruments, they are not subject to the guidance in Statement 150.

Thus, the fair value contingent put or forward are appropriately considered part of the underlying shares and not freestanding under Statement 150. (It is believed that the FASB staff generally shares this view.)

Consideration of Whether the Forward Contract Renders the Minority Interest to be Mandatorily Redeemable: Because the forward contract is not considered freestanding and therefore the shares and the forward contract are accounted for as a single instrument, the minority interests also must be analyzed as to whether they are mandatorily redeemable under Statement 150. As the forward contract is contingent on the occurrence of an IPO or the acquisition of the company, the instrument is not mandatorily redeemable and therefore is not within the scope of Statement 150. This consideration is not present with respect to the put option because a put option itself is only a conditional obligation.

Consideration of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities

As the fair value contingent put or forward is not deemed freestanding for the purposes of Statement 150, a company must consider whether Statement 133 would require their bifurcation and separate accounting as embedded derivatives.

In applying the guidance in paragraph 12 of Statement 133, the features permit an equity holder the right or obligation to liquidate their position. Such a provision is not considered clearly and closely related to an equity host instrument (see paragraph 61e of Statement 133). In addition, the hybrid instrument (the minority interest) embodying the features is not remeasured at fair value under GAAP.

Therefore, the features must be analyzed to determine if they would meet the definition of a derivative if freestanding to determine if bifurcation of the features is required. They have an underlying and notional (share price and number of shares) and do not have an initial net investment (no value would be ascribed to them). However, they do not meet the remaining characteristic of being net settleable (paragraph 9 of Statement 133). The features require gross physical settlement and as the subsidiary’s shares are not publicly traded, they are not readily convertible to cash. Therefore, none of the forms of net settlement are met. Accordingly, the features would not be derivatives if freestanding and therefore are not required to be bifurcated.

Consideration of EITF Issue 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary”

EITF 00-6 is only applicable to “freestanding” derivatives. However, EITF 00-6 does not define freestanding, which has led to some confusion in its application. As discussed above, it would appear that puts, calls, and forwards on minority interests in private companies generally would not meet the definition of freestanding in Statement 150. Therefore, by extension the same instruments would not be freestanding for purposes of EITF 00-6. However, most believe that EITF 00-6 was issued to address a broader set of instruments than would be left under such a narrow definition of “freestanding,” or else EITF 00-6 would essentially address a “null set” of instruments. Therefore, many believe that its definition of “freestanding” would encompass an equity derivative on shares of a subsidiary even though they would be “combined” for purposes of applying Statement 150.

As additional support for the view that the interpretation of freestanding in Issue 00-6 was intended to be broad, note that EITF 00-6 specifically excludes from its scope the derivatives described in EITF 00-4, “Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary.” The derivatives described in EITF 00-4 clearly would not be viewed as freestanding instruments under the then-current definition of “freestanding” (which was eventually carried forward to Statement 150). That begs a question as to why the EITF felt it necessary to specifically exclude from EITF 00-6 instruments that did not appear to be within its scope from a “definitional” perspective to begin with (that is, why specifically exclude instruments that were not freestanding). Perhaps it is that the EITF believed such instruments could appropriately be considered in the scope of EITF 00-6 and wanted simply to clarify that EITF 00-4 applied to those instruments.

Because of the lack of clarity of the scope of issue 00-6, the applicability of that guidance to the contingent put and forward contracts should be considered in determining the accounting treatment.

Applicability of EITF 00-6 to the Put Option: In paragraph 8d of EITF 00-6, it is noted that the EITF discussed, but was not asked for a consensus on, the accounting for written options (that is, options sold by the parent that permit the option holder to buy or sell shares of the subsidiary). At that time, the SEC Observer noted the SEC staff’s longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings.

In this fact pattern, the contingent written put option is an option for the investor to sell its interest at its fair value. As such, it would likely have very little fair value (the only value possibly being attributable to the enhanced liquidity that is provided). Accordingly, a liability for the fair value of the written put option would not be recognized, since there is no fair value of such liability (or said a different way, the liability would be bifurcated and accounted for at essentially zero fair value).

Applicability of EITF 00-6 to the Forward Contract: In the case of the forward contract, the feature is not an option that would be subject to the “longstanding SEC staff position” on written options. Therefore, in accordance with paragraph 8a of EITF 00-6, there would essentially be no accounting for the contract until it was exercised.

Practical Implications of Proposed Accounting Treatment

The accounting described above complies in all respects with current GAAP, and allows for the appropriate application of step purchase accounting under Statement 141 at settlement. Under this accounting, if the contingent written put option or forward contract is ultimately exercised and the minority interest is acquired, the purchase price for that minority interest will be equal to the exercise price of the option or forward less the carrying value of the written put option or forward (which may be zero). The net amount should equal the fair value of the minority interest at the time of the exercise of the option. This would facilitate the application of the step acquisition accounting required in Statement 141 because the purchase price would be recognized at fair value, with the purchase price appropriately resulting in the recognition of the proportion of all the subsidiary’s assts and liabilities at fair value.

Consideration of ASR 268

Due to the existence of the contingent put option or forward contract, the minority interests could be considered redeemable. At some point in the securities offering process, the minority interests will become probable of being redeemed (although the ability to withdraw the IPO is within the control of a company until declared effective). The Staff has informally indicated that ASR 268 should be applied in this situation as ASR 268 and EITF Topic D-98, “Classification and Measurement of Redeemable Preferred Stocks,” indicate that the minority interests should be classified outside stockholders equity. Further, in accordance with EITF Topic D-98, once it becomes probable that the security (minority interest) would become redeemable, the minority interest should be adjusted to its current redemption amount. Minority interests are already classified outside the stockholders’ equity section of the balance sheet. However, it does not seem appropriate or practical to adjust the carrying amount of the minority interests to the current redemption amount. Accordingly, such accounting is not a part of the Proposed Accounting Model.

Adjustment of the minority interests to their current redemption amount would result in their being stated at fair value (with, presumably, a charge to income available to common shareholders), not at the percentage of the subsidiary’s book value as normally required under current GAAP in accounting for a minority interest. Further, as the fair value of the minority interest changes, there would be additional charges or credits to earnings available to common shareholders. A charge does not appropriately reflect the economics of the instruments because, by definition, no economic loss results to a company when it buys a minority interest at fair value. Likewise, an increase to earnings available for common shareholders resulting from the decrease in fair value of the subsidiary does not reflect an economic gain to a company. EITF Topic D-98 focuses on reflecting changes in redeemable securities as preferential distributions to security holders. However, in the case of the acquisition of the minority interest at fair value, there is no preferential distribution. The minority interest holder is not currently a shareholder of the parent company, and the purchase of the minority interest is a fair value for fair value exchange.

Perhaps more importantly, because the minority interest would be carried at fair value, the net assets acquired upon the acquisition of the minority interest could not be stepped-up to fair value as required by Statement 141 without some form of accounting to unwind the previous fair value adjustments. It does not seem appropriate to record the increase in fair value in one period only to reverse it upon completion of the acquisition of the minority interest and application of purchase accounting. In this regard, it is observed that

EITF 00-4 and 00-6 were each resolved in a manner that avoided step acquisition anomalies. Under EITF 00-4, the subsidiary was accounted for as if 100% owned on the date of the transaction, with full step-up on that date. The minority interest was then treated as a financing, with settlement of the liability when the final acquisition occurred. Under EITF 00-6, no accounting was afforded the derivative contract until the acquisition occurred, allowing normal purchase accounting on the date of the transaction.

From a historical perspective, it is also interesting to note that in EITF 00-6, the SEC staff formally communicated its position that written options, including options on the share of a subsidiary, generally should be carried at fair value with changes in fair value recognized in earnings. However, the SEC staff did not express a view that ASR 268 would apply to the shares subject to the written put option. Alternatively, ASR 268 was explicitly required to be applied to written put options and forward purchase contracts that were required to be gross-physically settled under EITF 96-13 (which was codified into EITF 00-19). This suggests that even the SEC staff that was responsible for the statement regarding the treatment of a written put option in EITF 00-6 may have been cognizant of the difficulties of the subsequent purchase accounting and chose not to apply ASR 268 in such circumstance.

To summarize the consideration of ASR 268, while adjusting the carrying amount of the minority interests to their fair value redemption amount would provide additional transparency on the face of the balance sheet, it presents such changes as if they were preferential distributions, when in fact the ultimate acquisition will be a value-for-value exchange. In addition, it raises significant additional questions as to the accounting for the subsequent acquisition of the minority interest under the put option or forward contract.

APPENDIX B

ADDITIONAL PROPOSED DISCLOSURE

10.	Contingent Convertible Minority Interests

During 2004, in conjunction with the acquisition/sale of joint venture interests, we entered into agreements with minority interest holders in three of our majority owned subsidiaries which allowed these minority interest holders to put their minority interests to the Company in the event the Company is sold, merged or otherwise acquired or completes an initial public offering (IPO).

In two of the majority owned subsidiaries, Acadian Home Health Care Services, LLC (“Acadian”) and Hebert and Thibodeaux Physical Therapy, Inc. (“Hebert”), the put option allowed the minority interest holders to either: 1) convert their minority interests into shares of the Company based upon the minority interest in the respective subsidiaries’ earnings before interest taxes depreciation and amortization (“EBITDA”) for the twelve months prior to exercise in relation to the Company’s EBITDA over the same period or, 2) redeem their minority interests for cash in an amount equal to five times their minority interest in the respective subsidiaries’ EBITDA for the twelve months prior to exercise.

In the third majority owned subsidiary, St. Landry Extended Care Hospital, LLC (“St. Landry”), the put option allows the minority interest holders to convert their minority interests into shares of the Company based upon St. Landry’s EBITDA for the prior fiscal year in relation to the Company’s EBITDA over the same period; however, due to applicable laws and regulations, the minority interest holders can not convert their minority interests in St. Landry unless certain conditions are met including, but not limited to, the Company having stockholders’ equity in excess of $75 million at the end of its most recent fiscal year or on average during the previous three fiscal years. If the St. Landry minority interest holders do not or are unable to covert their minority interests into shares of the Company, the minority interest holders shall have the option to redeem their minority interests at any time following thirty days after an IPO for cash consideration equal to the shares the minority interest holders would have received if they had converted their minority interests into shares of the Company multiplied by the average closing price of the Company’s shares for the thirty days preceding the date of the minority interest holders’ exercise of the redemption option. If the contingency had been resolved during 2004, the St. Landry minority interest holders would not have received any value under the conversion/redemption options as St. Landry had negative EBITDA during the year ended December 31, 2003. St. Landry had positive EBITDA for the year ended December 31, 2004 and therefore if the contingency was resolved during 2005 and all the minority interest holders elected to redeem their interests during 2005, the Company would be required to pay approximately $1,100,000 for those interests.

The Company bifurcates the put options from the minority interests for these agreements and marks the put options to fair value through earnings during the periods the options are outstanding. The fair value of the options during 2004 was de minimis, as the put options are deemed to approximate fair value.

On September 14, 2004, the Company entered into an exchange agreement with the Acadian minority interest holder. The agreement replaces the put option and requires the minority interest holder to exchange his interest in Acadian upon the closing of the IPO for 450,000 shares of the Company’s common stock and cash equal to 153,772 shares of the Company’s stock based on the per share public offering price. Assuming a $13 public offering price, the minority interest holder would receive approximately $7,849,000 in cash and stock for their interests.

On November 23, 2004, the Company entered into an exchange agreement with the Hebert minority interest holders. The agreement replaces the put option and requires the minority interest holders to exchange their interests in Hebert upon the closing of the IPO for 68,034 shares of the Company’s common stock. Assuming a $13 public offering price, the minority interest holders would receive approximately $884,000 for their interests.

Minority interest at December 31, 2004, minority interest in income(loss) for the period ended December 31, 2004, the fair value of the exchange contracts at December 31, 2004 and the fair value of the St. Landry put option at December 31, 2004 is as follows:

		Minority Interest	Fair Value of
		in Income(Loss) for	Exchange Contracts	Fair Value of Put
	Minority Interest	the Year Ended	at December 31,	Option at
	at December 31, 2004	December 31, 2004	2004	December 31, 2004
Acadian	$277,049	$956,857	$7,849,000	N/A
Hebert	$64,008	$(80,109)	$884,000	N/A
St. Landry	$41,836	$77,659	N/A	$0